Results of Annual Meeting of Shareholders
The Annual Meeting of Shareholders of Western
Asset Global High Income Fund Inc. was held on
September 18, 2007, for the purpose of considering and voting upon the election of Directors.
The following table provides information concerning the matter voted upon at the Meeting.

Election of Directors
        Nominees Votes For 	Votes Withheld
R. Jay Gerken 	    25,984,793		 443,699
Dr. Riordan Roet   25,987,744		 487,383
Jeswald W. Salacuse 25,986,837         444,596

At November 30, 2007, in addition to R. Jay Gerken,
Dr. Riordan Roett and Jeswald W.
Salacuse, the other Directors of the Fund were as follows:
Carol L. Colman
Daniel P. Cronin
Paolo M. Cucchi
Leslie H. Gelb
William R. Hutchinson